Exhibit 99.1

INTERNET GOLD – GOLDEN LINES LTD.
2 Dov Friedman Street
Ramat Gan 52503, Israel
__________________________

NOTICE OF 2011 ANNUAL GENERAL MEETING OF SHAREHOLDERS

Dear Internet Gold-Golden Lines Ltd. Shareholders:

We are pleased to invite you to the 2011 Annual General Meeting of Shareholders to be held on Thursday, August 11, 2011 at 11:00 a.m. (Israel time), at our offices at 2 Dov Friedman Street, Ramat Gan 52503, Israel, for the following purposes:

(1)	To reelect Ms. Winner to serve as a Class C director until our 2014 Annual General Meeting of Shareholders;

(2)	To reelect two outside directors (as such term is defined in the Israeli Companies Law), each for a third three-year term;

(3)	To approve the compensation to be paid to the outside directors (if elected at the meeting);

(4)	To approve terms of procurement of directors’ and officers’ liability insurance policy;

(5)
To ratify and approve the reappointment of Somekh Chaikin, registered public accounting firm, a member of KPMG International, as our independent registered public accountants for the year ending December 31, 2011, and to authorize our Board of Directors to delegate to the Audit Committee the authority to fix the compensation of such independent registered public accountants in accordance with the volume and nature of their services;

(6)	To review and discuss our auditor’s report and consolidated financial statements for the year ended December 31, 2010; and

(7)	To transact such other business that may properly come before the annual general meeting or any adjournment thereof.

The Board of Directors recommends that you vote in favor of all of the proposals, which are described in the attached Proxy Statement.

Shareholders of record at the close of business on July 5, 2011 are entitled to notice of and to vote at the meeting.  You can vote either by mailing in your proxy or in person by attending the meeting.  If voting by mail, the proxy must be received by our transfer agent or at our registered office in Israel at least twenty-four (24) hours prior to the appointed time of the meeting to be validly included in the tally of ordinary shares voted at the meeting.  If you attend the meeting, you may vote in person and your proxy will not be used.  Detailed proxy voting instructions are provided both in the Proxy Statement and on the enclosed proxy card.

By Order of the Board of Directors, Shaul Elovitch Chairman of the Board of Directors

July 5, 2011

INTERNET GOLD – GOLDEN LINES LTD.
2 Dov Friedman Street
Ramat Gan 52503, Israel
__________________________

PROXY STATEMENT
__________________________

2011 ANNUAL GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors of Internet Gold - Golden Lines Ltd. to be voted at the 2011 Annual General Meeting of Shareholders, or the Meeting, and any adjournment thereof, pursuant to the accompanying Notice of 2011 Annual General Meeting of Shareholders.  The Meeting will be held at 11:00 a.m. (Israel time) on Thursday, August 11, 2011, at our offices at 2 Dov Friedman Street, Ramat Gan 52503, Israel.

This Proxy Statement, the attached Notice of 2011 Annual General Meeting and the enclosed proxy card are being mailed to shareholders on or before July 12, 2011.

Purpose of the Annual General Meeting

At the Meeting, shareholders will be asked to vote upon the following matters: (i) reelection of Ms. Winner to serve as a Class C director until our 2014 Annual General Meeting of Shareholders; (ii) reelection of two outside directors (as such term is defined in the Israeli Companies Law), each for a third three-year term; (iii) approval of the compensation to be paid to the outside directors (if elected at the Meeting); (iv) ratification and approval of the reappointment of Somekh Chaikin, registered public accounting firm, a member of KPMG International, as our independent registered public accountants for the year ending December 31, 2011, and authorization for our Board of Directors to delegate to the Audit Committee the authority to fix the compensation of such independent registered public accountants in accordance with the volume and nature of their services.  In addition, our auditor’s report and consolidated financial statements for the year ended December 31, 2010 will be reviewed and discussed at the Meeting.

We are not aware of any other matters that will come before the Meeting.  If any other matters properly come before the Meeting, the persons designated as proxies intend to vote on such matters in accordance with the judgment and recommendation of the Board of Directors.

Recommendation of the Board of Directors

Our Board of Directors recommends a vote FOR the election of the nominees for director and outside director listed in this Proxy Statement and FOR the other proposals set forth in this Proxy Statement.

Proxy Procedure

Only holders of record of our ordinary shares, par value of NIS 0.01 per share, as of the close of business on July 5, 2011, are entitled to notice of, and to vote in person or by proxy at, the Meeting.  As of July 5, 2011, the record date for determination of shareholders entitled to vote at the Meeting, there were 19,202,757 outstanding ordinary shares.

•
Voting in Person.  If your shares are registered directly in your name with our transfer agent (i.e. you are a “registered shareholder”), you may attend and vote in person at the Meeting.  If you are a beneficial owner of shares registered in the name of your broker, bank, trustee or nominee (i.e. your shares are held in “street name”), you are also invited to attend the Meeting; however, to vote in person at the Meeting as a beneficial owner, you must first obtain a “legal proxy” from your broker, bank, trustee or nominee authorizing you to do so.

•
Voting by Mail.  You may submit your proxy by mail by completing, signing and mailing the enclosed proxy card in the enclosed, postage-paid envelope, or, for shares held in street name, by following the voting instructions provided by your broker, bank trustee or nominee.  The proxy must be received by our transfer agent or at our registered office in Israel at least twenty-four (24) hours prior to the designated time for the Meeting to be validly included in the tally of ordinary shares voted at the Meeting.  If directions are not given or directions are not in accordance with the options listed on a proxy card, such shares will be voted FOR the nominees for director and outside director and each proposal for which the Board of Directors recommends a vote FOR.

Change or Revocation of Proxy

If you are a registered shareholder, you may change your vote at any time prior to the exercise of authority granted in the proxy by delivering a written notice of revocation to our Corporate Secretary, by granting a new proxy bearing a later date, or by attending the Meeting and voting in person.  Attendance at the Meeting will not cause your previously granted proxy to be revoked unless you specifically so request.

If your shares are held in street name, you may change your vote by submitting new voting instructions to your broker, bank, trustee or nominee or, if you have obtained a legal proxy from your broker, bank, trustee or nominee giving you the right to vote your shares, by attending the Meeting and voting in person.

Quorum

The presence, in person or by proxy, of two shareholders holding or representing, in the aggregate, at least one third of our company’s voting rights will constitute a quorum at the Meeting.  No business will be considered or determined at the Meeting unless the requisite quorum is present within half an hour from the time designated for the Meeting.  If within half an hour from the time designated for the Meeting a quorum is not present, the Meeting will stand adjourned to the same day in the following week, at the same time and place.  At the adjourned Meeting, any two shareholders present in person or by proxy will constitute a quorum.  This notice will serve as notice of such reconvened meeting if no quorum is present at the original date and time and no further notice of the reconvened meeting will be given to shareholders.

Abstentions and broker non-votes will be counted towards the quorum.  Broker non-votes occur when brokers that hold their customers’ shares in street name sign and submit proxies for such shares and vote such shares on some matters but not on others.  This occurs when brokers have not received any instructions from their customers, in which case the brokers, as the holders of record, are permitted to vote on “routine” matters, which include the ratification of the appointment of an independent registered public accounting firm, but not on non-routine matters, such as the election of directors.

Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for quorum or voting purposes.

Voting Rights

Each ordinary share entitles the holder to one vote, except as otherwise described below.

Our Articles of Association require each shareholder that wishes to participate in the Meeting to certify to us prior to the vote, or if the shareholder is voting by proxy, in the proxy card, as to whether or not his or her holdings in our company or his or her vote requires the approval of the Prime Minister of Israel and Israeli Minister of Communications pursuant to the Israeli Communications Law (Telecommunications and Broadcasting), 1982, or the Communications Law, the Communications Order (Determination Of Essential Service Provided By “Bezeq” The Israeli Telecommunications Corp., Limited), 5757-1997, or the Communications Order.  If a shareholder does not provide such certification, such shareholder will not be entitled to vote at the Meeting and such shareholder’s vote will not be counted for quorum purposes.

According to our Articles of Association, “Exceptional Holdings” do not entitle the holder to vote such shares at the Meeting.  “Exceptional Holdings” is defined in the Communications Order and our Articles of Association and generally refers to the acquisition of control, means of control or significant influence without the approval required by the Communications Law or the Communications Order.  “Means of control” means the right to vote at a general meeting of the company, to appoint a director or general manager of the company, to participate in the profits of the company or a share of the remaining assets of the company after payment of its debts upon liquidation.  “Significant influence” means the ability to significantly influence the activity of a company, whether alone or together with or through others, directly or indirectly, as a result of holding means of control in that company or in another company, including ability derived from the company’s articles of association, a written, oral or other kind of agreement, or from any other source, excluding solely as a result of the performance of an office holder’s duties in the company.  In this context, holding 25% of the means of control of a company is presumed to confer significant influence.  The control permit issued to us in connection with our acquisition of the controlling interest in Bezeq - The Israeli Telecommunications Corp., Israel’s largest telecommunications provider (TASE: BZEQ), includes a provision permitting shareholders that are not members of the Eurocom group to hold up to 15% of our outstanding share capital, subject to certain conditions set forth in the control permit.  An English translation of the relevant provision in our control permit may be viewed on our website at www.igld.com.

Majority Vote Standard

An affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting thereon, is required to approve each of the proposals, except as otherwise stated in the proposal.

In tabulating the voting results for any particular proposal, shares that constitute broker non-votes and abstentions are not considered votes cast on that proposal.  Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for voting purposes.

We have received indication from our principal shareholder, Eurocom Communications Ltd., or Eurocom Communications, which beneficially owns approximately 77.80% of our issued and outstanding ordinary shares, that it presently intends to vote for all of the nominees for director and outside director and in favor of the other Items to be acted upon at the Meeting.

Cost of Soliciting Votes for the Annual Meeting

We will bear the cost of soliciting proxies from our shareholders.  Proxies will be solicited by mail and may also be solicited in person, by telephone or electronic communication, by our directors, officers and employees.  We will reimburse brokerage houses and other custodians, nominees and fiduciaries for their expenses in accordance with the regulations of the Securities and Exchange Commission concerning the sending of proxies and proxy material to the beneficial owners of our shares.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information as of July 5, 2011 (unless otherwise indicated below) regarding the beneficial ownership by (i) all shareholders known to us to beneficially own 5% or more of our outstanding ordinary shares, (ii) each director and nominee for director and (iii) all directors and executive officers as a group:

Name	Number of Ordinary Shares Beneficially Owned (1)	Percentage of Ownership (2)
Shaul Elovitch (3)	14,979,556	78.0%
Eli Holtzman	117,068	*
Felix Cohen	--	--
Yossef Elovitch(3)	--	--
Ronit Gottlieb	--	--
Orly Guy	--	--
Amikam Shorer	--	--
Anat Winner	--	--
All directors and executive officers as a group 9 persons)	15,096,624	78.61%
_________________

* Less than 1%

(1)         Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities.  Ordinary shares relating to options currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities, but are not deemed outstanding for computing the percentage of any other person.  Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)         The percentages shown are based on 19,202,757 ordinary shares outstanding as of July 5, 2011 (not including 5,862,615 ordinary shares held as treasury stock).

(3)         Eurocom Communications, our controlling shareholder, held of record 14,944,363, or approximately 77.82%, of our ordinary shares as of July 5, 2011.  Mr. Shaul Elovitch, our chairman and the chairman of the board of directors of Eurocom Holdings (1979) Ltd., or Eurocom Holdings, holds 80% of Eurocom Holdings’ shares and 75% of Eurocom Holdings’ management shares, and Mr. Yossef Elovitch, his brother and our director, holds 20% of Eurocom Holdings’ shares and 25% of Eurocom Holdings’ management shares.  Eurocom Communications is 50.33% owned by Eurocom Holdings and 49.0% of its shares are held by four holding companies, which are 80% owned by Mr. Shaul Elovitch and 20% owned by Mr. Yossef Elovitch, respectively.  The remaining 0.67% interest in Eurocom Communications is directly owned by Mr. Shaul Elovitch.  Accordingly, Mr. Shaul Elovitch may be deemed to have the sole voting and dispositive power over our ordinary shares held of record by Eurocom Communications.  In addition, Mr. Shaul Elovitch may be deemed to be the beneficial holder of 26,893 ordinary shares held of record by Mrs. Elovitch.  In addition, 8,300 ordinary shares are held of record by other family members of Mr. Elovitch.

I.  ELECTION OF DIRECTOR
(Item 1 on the Proxy Card)

The term of office of our Class C director, Ms. Anat Winner, expires as of the Meeting, and she will be standing for reelection to serve as a Class C director for a three-year term until our annual general meeting of shareholders to be held in 2014.

As required by Israeli law, the director nominee named above has declared in writing that: (i) she possess the requisite skills and expertise, as well as sufficient time, to perform her duties as a director of our company; (ii) she was not convicted by a conclusive judgment for one of the following offenses less than five years prior to the date of the declaration: (a) an offense under Sections 290 to 297, 392, 415, 418 to 420 and 422 -428 of the Penal Law, 5737-1977, or under Sections 52C, 52D, 53(a) or 54 of the Israeli Securities Law, 5728-1968; (b) by a court outside Israel for bribery, deceit, an offense by a manager of a corporate body or an offense involving misuse of inside information; and (c) for any other offense in respect of which a court holds that, due to the substance, gravity or circumstances of such offense, she is not fit to serve as director in a public company; (iii) she is not subject to a court or committee decision in an administrative enforcement proceeding pursuant to Section 226A of the Israeli Companies Law that prohibits her from serving as a director; and (iv) she has not been declared bankrupt or incompetent.  Such declaration is available for review at our registered office.

Pursuant to our articles of association, our Board of Directors may consist of no less than six and no more than nine members, and is divided into three classes (other than outside directors, within the meaning of the Israeli Companies Law), Class A, Class B and Class C.  Generally, at each annual meeting of shareholders one class of directors is elected for a term of three years. At present we have three Class A directors, two Class B directors and one Class C director. In addition, as a company incorporated under the laws of the State of Israel whose shares have been offered to the public, two outside directors, within the meaning of the Israeli Companies Law, serve as members of our Board of Directors.  All the members of our Board of Directors may be reelected upon completion of their term of office, except the outside directors (see Item 2).  Our board of directors may appoint additional directors to temporarily fill any vacancies in the board of directors, provided that the total number of directors will not exceed nine and that if the total number of directors decreases below six, the board of directors may only act in emergency situations, or to fill the minimum number of vacancies, or to call a general meeting of shareholders, so that following such meeting there will be at least six directors in office.

We are a “controlled company” within the meaning of the NASDAQ Listing Rules, since Eurocom Communications holds more than 50% of our voting power.  As such, we are exempt from the NASDAQ Listing Rules requirement regarding the process for the nomination of directors; instead, we follow Israeli law and practice in accordance with which our directors are proposed by our Board of Directors and elected by our shareholders.

Accordingly, our Board of Directors proposes the reelection of Ms. Winner to serve as a Class C director, to hold office for three years until our annual general meeting of shareholders to be held in 2014, or until her successor is elected and qualified.

Should the named director nominee be unavailable for election, the proxies will be voted for a substitute nominee designated by the Board of Directors.  The director nominee is not expected to be unavailable.

Set forth below is a brief biography of the nominee for director, based upon our records and information furnished to us by her.

Anat Winner, 52,  has served as a director since August 2001 and is a member of our audit committee.  Ms. Winner  has served as a director of B Communications Ltd. since October 2007 and is a member of its audit committee.  Ms. Winner has been self employed as a business advisor since July 2003 and served as a director of Magal Security Systems Ltd., which is publicly traded on the NASDAQ Global Market and the Tel Aviv Stock Exchange, from 2003 to 2010.  From October 2001 to July 2003, Ms. Winner served as chief executive officer and chief financial officer of Israel News Ltd.  From 1999 to October 2001, Ms. Winner served as chief financial officer of DBS, an Israeli company that is engaged in setting up and operating direct broadcasting satellite television systems.  Ms. Winner holds a B.A. degree in Accounting and Economics from Haifa University and has been a certified public accountant (Israel) since 1986.

Our Audit Committee and Board of Directors have determined to pay our non-employee directors and outside directors compensation equal to the fixed statutory amount for companies of our size set forth from time to time in the Israeli Companies Regulations (Rules Regarding Compensation and Expenses of an Outside Director), 5760-2000.  As a result, if reelected as a director, Ms. Winner will be entitled to such compensation during the duration of her service as a director, which is currently an annual fee of 76,800 (currently equivalent to approximately $22,654) and a per meeting attendance fee of NIS  2,860 (currently equivalent to approximately $843).  Such director compensation is exempt from shareholder approval in accordance with the Israeli Companies Regulations (Relief from Related Party Transactions), 5760-2000, unless one or more shareholders holding at least 1% of our issued and outstanding shares or voting rights objects to the relief from the shareholder approval requirement, provided that such objection is submitted to us in writing not later than 14 days from the date that we submit a report in accordance with the Israeli Securities Law, 5768-1968 regarding the adoption of the proposed resolutions.

Under the Israeli Companies Law, the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to elect as directors the nominees named above.

The Board of Directors recommends a vote FOR the election of the nominee for director named above.

Directors Continuing in Office

Shaul Elovitch, 63, has served as the chairman of our board of directors since our inception in 1992. Mr. Elovitch is the controlling shareholder of Eurocom Communications and its affiliated companies, one of Israel’s largest private communications groups.  Mr. Elovitch has served as the chairman of the board of directors and chief executive officer of Eurocom Holdings and Eurocom Communications, our parent company, since 1985.  Mr. Elovitch serves as the chairman of the board of directors of Bezeq The Israel Telecommunications Corp., Ltd., or Bezeq, and as a director and chairman of various companies of the Bezeq Group. Mr. Elovitch also serves as a member of the board of directors of Space Communications Ltd., Satcom Systems Ltd. and E.G.R.E. Ltd and other various companies within the Eurocom Group.  Mr. Elovitch has served as chairman of the board of directors of B Communications Ltd. since 2000.  Mr. Elovitch is the brother of Mr. Yossef Elovitch.

Eli Holtzman, 63, co-founded our company and has been our chief executive officer since 1992 and a director since July 1999.  Mr. Holtzman has served as the chief executive officer of B Communications Ltd. since February 2010, and previously served as the vice chairman of its board of directors from April 2000 until February 2010 and as its chief executive officer from March 2000 until January 2007.  Mr. Holtzman has served as a director and the chief executive officer of GoldMind Ltd. since its inception in March 2000.  Mr. Holtzman also serves as a director for various other companies of the Internet Gold group, and serves as a director of Bezeq and various other companies within the Bezeq Group.  Mr. Holtzman holds a B.Sc. degree in Chemistry and Pharmaceuticals from Illinois University.

Felix Cohen, 57, has served as a director since February 2010.  Mr. Cohen has served as the Chief Financial Officer of the Eurocom Group since 1988, and also serves as a director and/or officer of various other companies within the Eurocom Group, including, E.G.R.E Ltd., Enlight Renewable Energy Ltd. (previously known as Sahar Investments Ltd), Space-Communications Ltd. and D.M Engineering (3000) Ltd.  Mr. Cohen also serves as a director of Bezeq and various companies within the Bezeq group.

Yossef Elovitch, 60, has served as a director since 1993.  Mr. Elovitch has served as director of Eurocom Communications since 1985.  Mr. Elovitch serves as a director of various other companies in the Eurocom group.  Mr. Elovitch is the brother of Mr. Shaul Elovitch.

Amikam Shorer, 44, has served as a director since February 2010.  Mr. Shorer has served as an Executive Vice President of the Eurocom Group since 2005 and also serves as a director and/or officer of various other companies within the Eurocom Group, including Satcom Systems Ltd (as chairman of the board of directors), Gaya Com Ltd, Gilat Satcom Ltd., Space Communication Ltd., IP Planet Network Ltd., Eurocom Capital Underwriting Ltd. and E.G.R.E Ltd. (as chairman of the board of directors).  Mr. Shorer also serves as a director of Bezeq and various other companies within the Bezeq group, including DBS Satellite Service (1998) Ltd.  Mr. Shorer served as the chief executive officer of Enlight Renewable Energy Ltd. from 2008-2010.  Mr. Shorer holds an LLB degree from Bar-Ilan University.

BOARD OF DIRECTORS AND AUDIT COMMITTEE

Board of Directors

According to the Israeli Companies Law, the management of our business is vested in our board of directors.  Our articles of association provide for a board of directors consisting of no less than six and no more than nine members or such other number as may be determined from time to time at a general meeting of shareholders.  Our board of directors is currently composed of eight directors.

Pursuant to our articles of association, our board of directors is divided into three classes (other than outside directors, within the meaning of the Israeli Companies Law).  Generally, at each annual meeting of shareholders one class of directors is elected for a term of three years by a vote of the holders of a majority of the voting power represented and voting at such meeting.  All the members of our board of directors (except the outside directors) may be reelected upon completion of their term of office.  Our board of directors may appoint additional directors to temporarily fill any vacancies in the board of directors, provided that the total number of directors will not exceed nine and that if the total number of directors decreases below six, the board of directors may only act in emergency situations, or to fill the minimum number of vacancies, or to call a general meeting of shareholders, so that following such meeting there will be at least six directors in office.

The board of directors of an Israeli public company is required to determine that at least one or more directors will have “accounting and financial expertise,” as defined by regulations promulgated under the Israeli Companies Law.  Our board of directors determined, accordingly, that at least two director must have “accounting and financial expertise.”  Our Board of Directors has further determined that Mr. Shaul Elovitch, Ms. Orly Guy and Ms. Anat Winner have the requisite “accounting and financial expertise.”

As a controlled company within the meaning of NASDAQ Listing Rules, we are exempt from the NASDAQ requirement regarding the nomination process of directors, and instead, follow Israeli law and practice, in accordance with which directors may be recommended by our board of directors for election by our shareholders.

Outside and Independent Directors

Outside Directors.  Under the Israeli Companies Law, companies incorporated under the laws of the State of Israel whose shares have been offered to the public are required to appoint at least two outside directors.  The outside directors must meet certain statutory requirements of independence.

At least one of the outside directors must have “accounting and financial expertise” and any other outside director must have “accounting and financial expertise” or “professional qualification,” as such terms are defined by regulations promulgated under the Israeli Companies Law.

The outside directors are elected for their first term of office by shareholders at a general meeting, provided that either:

•
The majority of shares voting on the matter (not including abstentions), including at least a majority of the shares of the non-controlling shareholders (and of shareholders who do not have a personal interest in the election of the outside director, other than a personal interest that is not as a result of their relationship with the controlling shareholder) voting on the matter, vote in favor of the outside director; or

•
The majority of shares voting on the matter (not including abstentions) vote in favor of the outside director and the total number of ordinary shares held by non-controlling shareholders (and of shareholders who do not have a personal interest in the election of the outside director, other than a personal interest that is not as a result of their relationship with the controlling shareholder) that voted against the election of the outside director does not exceed 2% of all of the voting rights in the company.

In general, outside directors serve for a three-year term and may be reelected to two additional three-year terms if one of the following conditions are met:

•
One or more shareholders holding at least 1% of the voting rights in the company nominated the outside director for an additional term of office and the appointment was approved by a majority of the shares voting on the matter, not including votes of controlling shareholders or shareholders who have a personal interest in the election of the outside director, other than a personal interest that is not as a result of their relationship with the controlling shareholder; and provided that the total number of shares held by non-controlling persons and by persons who have no personal interest in the appointment of the outside director, other than a personal interest that is not as a result of their relationship with the controlling shareholder, who voted in favor of the election of the nominee, exceeds 2% of the voting rights in the company; or

•
The board of directors proposed the nominee for an additional term of office, and the election was approved by the general meeting of shareholders by the majority required for the election of an outside director for a first term of office, as described above.

Outside directors can be removed from office only by the same special percentage of shareholders as can elect them, or by a court, and then only if the outside directors cease to meet the statutory qualifications with respect to their appointment or if they violate their duty of loyalty to the company.  If an outside directorship becomes vacant, the board of directors is required under the Israeli Companies Law to convene a shareholders meeting immediately to appoint a new outside director.

Each committee of the board of directors that is authorized to exercise powers vested in the board of directors must include at least one outside director, and the audit committee must include all the outside directors.  An outside director is entitled to compensation as provided in regulations adopted under the Israeli Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with such service.

Independent Directors.  In general, NASDAQ Listing Rules require that a NASDAQ-listed company have a majority of independent directors on its board of directors and its audit committee must consist solely of independent directors, as defined under NASDAQ Listing Rules.  Because Eurocom Communications owns more than 50% of our ordinary shares, we are considered a “controlled company” within the meaning of NASDAQ Listing Rules.  Accordingly, we are exempt from certain requirements under NASDAQ Listing Rules, such as the requirement to have a majority of independent directors on our board of directors.  If the “controlled company” exemption would cease to be available to us under the NASDAQ Listing Rules, we may instead elect to follow Israeli law and would not be required to elect any additional independent directors.

Our board of directors has determined that each of Ms. Guy and Ms. Gottlieb and Ms. Anat Winner qualifies as an independent director under the requirements of the Securities and Exchange Commission and NASDAQ Listing Rules.  Ms. Orly Guy and Ms. Ronit Gottlieb are also outside directors pursuant to the provisions of the Israeli Companies Law.  Ms. Guy has “accounting and financial expertise,” and Ms. Gottlieb has “professional qualification,” as such terms are defined under the Israeli Companies Law.

Audit Committee

Under the Israeli Companies Law, the board of directors of a public company must establish an audit committee.  The audit committee must consist of at least three directors and must include all of the outside directors.  The majority of directors in the audit committee must be independent directors.  The term “independent directors” includes outside directors and directors who meet the qualification requirements of outside directors, as confirmed by the audit committee, who have served as a director of the company for a period not exceeding nine years.  The audit committee may not include the chairman of the board of directors, any director employed by the company or by the controlling shareholder of the company or by a company controlled by the controlling shareholder or any director that provides services on a regular basis to the company or the controlling shareholder of the company or a company controlled by the controlling shareholder or a director that is financially dependent on the controlling shareholder, or a controlling shareholder or any of the controlling shareholder’s relatives.

Our audit committee also serves, in compliance with the Israeli Companies Regulations (Provisions and Conditions regarding the Financial Statements' Authorization Process), 2010, as the committee of our board of directors that is required to examine our financial statements.

In addition, the NASDAQ Listing Rules require us to establish an audit committee comprised of at least three members, all of whom must be independent directors, each of whom is financially literate and satisfies the respective “independence” requirements of the Securities and Exchange Commission and NASDAQ and one of whom has accounting or related financial management expertise at senior levels within a company.

Our audit committee assists our Board of Directors in overseeing the accounting and financial reporting processes of our company and audits of our financial statements, including the integrity of our financial statements, compliance with legal and regulatory requirements, our independent registered public accountants’ qualifications and independence, the performance of our internal audit function and independent registered public accountants, finding any defects in the business management of our company and proposing to our Board of Directors ways to correct such defects, approving related-party transactions as required by Israeli law, and such other duties as may be directed by our Board of Directors.  According to a recent amendment to the Companies Law, the role of our audit committee also includes the determination of whether certain related party transactions are regarded as material or extraordinary, the review of the internal audit program and the operation of the internal auditor, as well as setting procedures for whistleblower protection.

Our audit committee consists of three members of our Board of Directors who satisfy the respective “independence” requirements of the Securities and Exchange Commission, NASDAQ and Israeli law for audit committee members.  Our audit committee is currently composed of Ms. Guy, Ms. Gottlieb and Ms. Winner, who serves as the chairperson of the audit committee.  Our Board of Directors has determined that Ms. Winner qualifies as an audit committee financial expert.  The audit committee meets at least once each quarter.  Our audit committee charter is available on our website at www.igld.com.

II.  REELECTION OF OUTSIDE DIRECTORS
(Items 2A and 2B on the Proxy Card)

Under the Israeli Companies Law, Israeli companies whose shares have been offered to the public are required to appoint at least two outside directors.  The Israeli Companies Law provides that a person may not be appointed as an outside director if (i) the person is a relative of a controlling shareholder; (ii) the person, or the person’s relative, partner, employer or an entity under that person’s control, has or had during the two years preceding the date of appointment any affiliation with the company, or the controlling shareholder or its relative; (iii) in a company that does not have a controlling shareholder, such person has an affiliation (as such term is defined in the Israeli Companies Law), at the time of his appointment, to the chairman, chief executive officer, a shareholder holding at least 5% of the share capital of the company or the chief financial officer; and (iv) if such person’s relative, partner, employer, supervisor, or an entity he controls, has other than negligible business or professional relations with any of the persons with whom the outside director himself may not be affiliated.  The term “relative” means a spouse, sibling, parent, grandparent and child, and child, sibling or parent of a spouse or the spouse of any of the foregoing.  The term “affiliation” includes an employment relationship, a business or professional relationship maintained on a regular basis, control and service as an office holder (excluding service as an outside director of a company that is offering its shares to the public for the first time).  In addition, no person may serve as an outside director if the person’s position or other activities create or may create a conflict of interest with the person’s responsibilities as director or may otherwise interfere with the person’s ability to serve as director.  If, at the time an outside director is appointed all members of the board of directors who are not controlling shareholders or their relatives, are of the same gender, then that outside director must be of the other gender.  A director of one company may not be appointed as an outside director of another company if a director of the other company is acting as an outside director of the first company at such time.

At least one of the outside directors elected must have “accounting and financial expertise” and any other outside director must have “accounting and financial expertise” or “professional qualification,” as such terms are defined by regulations promulgated under the Israeli Companies Law.

Outside directors are elected by shareholders.  The shareholders voting in favor of their election must include at least a majority of the shares of the non-controlling shareholders (and those who do not have a personal interest in the matter, other than a personal interest that is not as a result of their relationship with the controlling shareholders) of the company who voted on the matter (not including abstaining votes).  This majority approval requirement need not be met if the total shareholdings of those non-controlling shareholders (and those who do not have a personal interest in the matter, other than a personal interest that is not as a result of their relationship with the controlling shareholders) who vote against their election represent 2% or less of all of the voting rights in the company.  Outside directors serve for a three-year term, which may be renewed for two additional three year periods through one of the following mechanisms: (i) the board of directors proposed the nominee and his appointment was approved by the shareholders in the manner required to appoint outside directors for their initial term (described above); or (ii) one or more shareholders holding 1% or more of the voting rights proposed the nominee, and the nominee is approved by a majority of the votes cast by the shareholders of the company on the matter, excluding the votes of controlling shareholders and those who have a personal interest in the matter, other than a personal interest that is not as a result of their relationship with any controlling shareholder, provided that the aggregate votes cast by shareholders who are not controlling shareholders and do not have a personal interest in the matter, other than a personal interest that is not as a result of their relationship with the controlling shareholders, voted in favor of the reelection of the nominee constitute more than 2% of the voting rights in the company.

Outside directors can be removed from office only by the same special percentage of shareholders as can elect them, or by a court, and then only if the outside directors cease to meet the statutory qualifications with respect to their appointment or if they violate their duty of loyalty to the company.

Each committee that is authorized to exercise powers that are usually vested in the board of directors must include at least one outside director and the audit committee must include all of the outside directors.  An outside director is entitled to compensation as provided in regulations promulgated under the Israeli Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with such service (see Item 3).

At our 2008 annual general meeting of shareholders, Ms. Ronit Gottlieb and Ms. Orly Guy were each elected to serve as outside directors for a second three-year term.  Accordingly, at the Meeting, shareholders will be asked to reelect each of Ms. Ronit Gottlieb and Ms. Orly Guy as an outside director for a third three-year term, effective as of the date of the Meeting.

Our Board of Directors has determined that Ms. Gottlieb and Ms. Guy each qualifies as an outside director, after receiving from each of them a declaration confirming their qualifications under the Israeli Companies Law to be elected as an outside director.  Such declarations are available for review at our registered office.  In addition, our Board of Directors has determined that Ms. Guy has “accounting and financial expertise” and Ms. Gottlieb has “professional qualifications,” as such terms are defined under the Israeli Companies Law.

As required by Israeli law, each of the outside director nominees named above has declared in writing that: (i) she possess the requisite skills and expertise, as well as sufficient time, to perform her duties as a director of our company; (i) she was not convicted by a conclusive judgment: (a) for an offense under Sections 290 to 297, 392, 415, 418 to 420 or 422 of the Penal Law, 5737-1977, or under Sections 52C, 52D, 53(a) or 54 of the Israeli Securities Law, 5728-1968; (b) by a court outside Israel for bribery, deceit, an offense by  a manager of a corporate body or an offense involving misuse of inside information; (c) for any other offense in respect of which a court holds that, due to the substance, gravity or circumstances of such offense, such person is not fit to serve as director in a public company; and (iii) she has not been declared bankrupt or incompetent. Such declarations are available for review at our registered office.

Set forth below is a brief biography of each of the nominees for outside director, based upon the records of the Company and information furnished to it by each of them.

Ronit Gottlieb, 56, has served as an outside director since July 2005 and is a member of our audit committee.  Ms. Gottlieb serves as a managing partner of R. Gottlieb and Co., a Tel Aviv law firm specializing in commercial law, corporate law and real estate law.  From 1984 to 1999, Ms. Gottlieb was employed as an attorney at B.A. Gottlieb - Law Offices.  Since 2008, Ms. Gottlieb has served as an outside director of Ralko Agencies Ltd.  Ms. Gottlieb holds an LL.B. degree from Tel Aviv University and is a member of the Israel Bar Association.

Orly Guy, 49, has served as an outside director since July 2005 and is a member of our audit committee.  Ms. Guy has served as a managing partner of Guy Bachar and Co, a Tel Aviv law firm specializing in civil-commercial law including litigation, capital market law and real estate law, since 1994.  Since 2000, Ms. Guy has served as a director of a pharmaceutics company, Intec Pharma Ltd.  Ms. Guy also served as an outside director in the following companies: Complex H. Alony Ltd, Mutual Insurance Fund of State Employees and in the Study Fund for Workers on Standard Scale.  Ms. Guy holds an LL.B. degree from Tel Aviv University and is a member of the Israel Bar Association.

We are not aware of any reason why either of the nominees, if elected, would be unable or unwilling to serve as an outside director.

The election of each nominee for outside director requires the affirmative vote of a majority of ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, provided that either (i) the shares voting in favor of such resolution include at least a majority of the shares of non-controlling shareholders (and shareholders who do not have a personal interest in the matter, other than a personal interest that is not as a result of their relationship with the controlling shareholders) who vote on the matter (excluding the vote of abstaining shareholders), or (ii) the total shareholdings of the non-controlling shareholders (and shareholders who do not have a personal interest in the matter, other than a personal interest that is not as a result of their relationship with the controlling shareholders) who vote against such proposal do not represent more than 2% of the voting rights in our company.

The Board of Directors recommends a vote FOR the election of each nominee for outside director named above.

III.  APPROVAL OF COMPENSATION TO BE PAID TO THE OUTSIDE DIRECTORS
(Items 3A and 3B on the Proxy Card)

The compensation of outside directors of an Israeli company is regulated by the Israeli Companies Regulations (Rules Regarding Compensation and Expenses to Outside Directors), 2000, as amended, or the Regulations.  Under the Israeli Companies Law and pursuant to the Compensation Regulations, a company is generally required to pay its outside directors a minimum cash compensation in the form of an annual fee and a per meeting attendance fee (including for attendance at board of directors committee meetings) in the manner set forth in the Regulations.  A nominee for outside director must be informed of the compensation to be paid by a company prior to the nominee’s consent to serve in such capacity, and such compensation generally may not be modified during any three-year term of service.  Also, the compensation paid to each of a company’s outside directors must be the same, regardless of the form of compensation (except that “expert outside directors” may receive higher compensation than non-experts).

Subject to the election of Ms. Gottlieb and Ms. Guy as outside directors each for a third three-year term (see Item II), we propose to pay to each of them, effective as of their election as outside directors and for the duration of their service in such capacity, compensation in the form of the fixed amount of cash compensation payable to outside directors in companies of our size, as set forth in the Compensation Regulations from time to time, which is currently an annual fee of 76,800 (currently equivalent to approximately $22,654) and a per meeting attendance fee of NIS  2,860 (currently equivalent to approximately $843).  Under the Israeli Companies Law, the payment of such compensation to our outside directors requires shareholder approval.

It is therefore proposed that at the Meeting the following resolutions be adopted:

“RESOLVED, subject to the election of Ms. Ronit Gottlieb as an outside director for a third-three year term, to pay to Ms. Gottlieb, effective as of her election as an outside director and for the duration of her service in such capacity, compensation in the form of the minimum amount of cash compensation payable to outside directors in companies of the Company’s size, as set forth in the Compensation Regulations from time to time.”

“RESOLVED, subject to the election of Ms. Orly Guy as an outside director for a third-three year term, to pay to Ms. Guy, effective as of her election as an outside director and for the duration of her service in such capacity, compensation in the form of the minimum amount of cash compensation payable to outside directors in companies of the Company’s size, as set forth in the Compensation Regulations from time to time.”

The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to approve the foregoing resolutions.

The Board of Directors recommends a vote FOR the foregoing resolutions.

IV.  APPROVAL OF THE PURCHASE OF DIRECTORS’ AND OFFICERS’ LIABILITY
 INSURANCE POLICY
(Item 4 on the Proxy Card)

The Israeli Companies Law provides that a company may, if permitted by its articles of association, obtain insurance for an office holder against liabilities incurred with respect to an act or omission in his or her capacity as an office holder.  These liabilities include a breach of duty of care to the company or a third-party, a breach of duty of loyalty (provided that the office holder acted in good faith and had reasonable cause to assume that his or her act would not prejudice the company’s interests) and any monetary liability imposed on the office holder in favor of a third-party.

Our articles of association allow us to insure our office holders to the fullest extent permitted by law, subject to the provisions of the Israeli Companies Law.  We currently maintain a directors’ and officers’ liability insurance policy with liability coverage of up to $10 million per claim and in the aggregate and an annual premium of $490,000.  Such policy is scheduled to expire on April 30, 2012.

Our Audit Committee and Board of Directors have approved, subject to shareholder approval, a framework agreement of terms and conditions for the renewal, extension and/or replacement, from time to time, of our directors’ and officers’ liability insurance policy for all directors and officers of the company and its subsidiaries, who may serve from time to time (including a director who may be deemed a controlling shareholder, within the meaning of the Israeli Companies Law), or the New Policy, as follows: (i) the Audit Committee and Board of Directors must approve that the New Policy is in accordance with the terms and conditions of the framework agreement described in this Proxy Statement; (ii) the annual aggregate premium of the New Policy may not exceed 35% of the previous year’s aggregate premium; (ii) the coverage limit per claim and in the aggregate under the New Policy may not exceed an amount representing an increase of 35% in any year, as compared to the previous year’s aggregate coverage limit; (iii) any New Policy may not be entered into after 2015; and (iv) the terms of any New Policy must be identical with respect to all of our officers and directors (including officers and directors who may be deemed controlling shareholders, within the meaning of the Israeli Companies Law), and any New Policy must be on market terms and may not materially impact our profitability, assets or liabilities.  No further approval of our shareholders will be required in connection with any renewal and/or extension and/or purchase of the New Policy entered into in compliance with the foregoing terms and conditions of the framework agreement.

Under the Israeli Companies Law, the procurement of insurance coverage for office holders requires the approval of the audit committee and board of directors, and if such office holder is a director, also the shareholders, in that order.

It is therefore proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that the framework agreement of terms and conditions for the renewal, extension and/or replacement of the directors’ and officers’ liability insurance policy of the Company and its subsidiaries, for all directors of the Company and its subsidiaries, who may serve from time to time (including a director who may be deemed a controlling shareholder, within the meaning of the Israeli Companies Law) set forth in the proxy statement for the 2011 annual general meeting of shareholders, be and hereby is approved; and that the management of the Company be, and it hereby is, authorized to negotiate and execute in the name and on behalf of the Company, contracts for the renewal, extension and/or replacement of such policy pursuant to and in accordance with the terms and conditions of the framework agreement set forth in the proxy statement for the 2011 annual general meeting of shareholders.”

Pursuant to the Israeli Companies Law, the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to approve the foregoing resolution.

Generally in order for such resolution to be effective with respect to a director who is deemed a controlling shareholder, either (i) the shares voting in favor of the proposal include at least a majority of the non-interested shareholders with respect to such proposal voting on the matter (excluding the vote of abstaining shareholders); or (ii) the total shareholdings of the non-interested shareholders who vote against the proposal do not represent more than 2% of the voting rights in our company.  However, pursuant to the Israeli Companies Regulations (Relief from Related Party Transactions) 5760-2000, such special majority is not required with respect to a director who is a controlling shareholder if the Audit Committee and Board of Directors have determined that the terms of the insurance as applicable to an office holder who is a controlling shareholder are less than or equal to the terms of insurance policy as applicable to all other office holders, and that the insurance policy is on markets terms and is not likely to materially impact the company’s profitability, assets or liabilities.  As described above, our Audit Committee and Board of Directors is required to determine, with respect to any New Policy, that it is in accordance with the terms of the framework agreement, which include the requirement that the terms of any New Policy must be identical with respect to all of our officers and directors (including officers and directors who may be deemed controlling shareholders, within the meaning of the Israeli Companies Law) and that any New Policy must be on market terms and may not materially impact our profitability, assets or liabilities.  Such special majority will be required, however, if one or more shareholders holding at least 1% of our issued and outstanding shares or voting rights objects to the relief from the special majority requirement, provided that such objection is submitted to us in writing not later than 14 days from the date that we submit a report in accordance with the Israeli Securities Law, 5768-1968 regarding the adoption of the proposed resolution.

The Board of Directors recommends a vote FOR the foregoing resolution.

V.  RATIFICATION AND APPROVAL OF APPOINTMENT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTANTS
(Item 5 on the Proxy Card)

We first appointed Somekh Chaikin as our independent auditors in 1999 and have reappointed the firm as our independent auditors since such time.  Somekh Chaikin has no relationship with us or any of our subsidiaries or affiliates except as independent registered public accountants and, from time to time and to a limited extent, as tax consultants and providers of some audit-related services.

At the Meeting, shareholders will be asked to ratify and approve the re-appointment of Somekh Chaikin registered public accounting firm, a member firm of KPMG International, as our independent registered public accountants for the fiscal year ending December 31, 2011, pursuant to the recommendation of our Audit Committee and Board of Directors.  As a result of Somekh Chaikin’s familiarity with our operations and its reputation in the auditing field, our Audit Committee and Board of Directors believe that Somekh Chaikin has the necessary personnel, professional qualifications and independence to act as our independent registered public accountants.

At the Meeting, shareholders will also be asked to authorize our Board of Directors to delegate to our Audit Committee the authority to determine the compensation of our independent registered public accountants according to the volume and nature of their services.  With respect to fiscal year 2010, we paid Somekh Chaikin approximately $135,248 for audit services.

It is therefore proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that the appointment of Somekh Chaikin, registered public accounting firm, a member firm of KPMG International, as the independent registered public accountants of Internet Gold - Golden Lines Ltd. to conduct the annual audit of its financial statements for the year ending December 31, 2011, be and hereby is ratified and approved, and that the Board of Directors be, and it hereby is, authorized to delegate to the Audit Committee the authority to determine the remuneration of such independent registered public accountants in accordance with the volume and nature of their services.”

The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to approve the foregoing resolution.

The Board of Directors recommends a vote FOR the foregoing resolution.

VI.  REVIEW AND DISCUSSION OF AUDITOR'S REPORT AND CONSOLIDATED FINANCIAL
STATEMENTS

At the Meeting, our auditor’s report and audited consolidated financial statements for the year ended December 31, 2010 will be presented.  We will hold a discussion with respect to the financial statements at the Meeting, as required by Israeli law.  This Item will not involve a vote of the shareholders.

Our annual report on Form 20-F for the year ended December 31, 2010, including the auditor’s report and consolidated financial statements for the year ended December 31, 2010, which was filed with the Securities and Exchange Commission on June 30, 2011, is available on our website at www.igld.com or through the EDGAR website of the Securities and Exchange Commission at www.sec.gov.   Shareholders may receive a hard copy of the annual report on Form 20-F containing the consolidated financial statements free of charge upon request.  None of the auditor’s report, consolidated financial statements, the Form 20-F or the contents of our website form part of the proxy solicitation material.

VII.  OTHER MATTERS

The Board of Directors does not intend to bring any matters before the Meeting other than those specifically set forth in the Notice of the Meeting and knows of no matters to be brought before the Meeting by others.  If any other matters properly come before the Meeting, it is the intention of the persons named in the accompanying proxy to vote such proxy in accordance with the judgment and recommendation of the Board of Directors.

By Order of the Board of Directors, Shaul Elovitch Chairman of the Board of Directors

Dated: July 5, 2011